Filed by CenturyLink, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Level 3 Communications, Inc.

Commission File No.: 001-35134

The following is an update email sent to CenturyLink, Inc. employees:

Certain international, federal and state regulatory approvals, as well as approval from both companies’ shareholders, must be received before the CenturyLink/Level 3 transaction can be completed. Since the October 31 announcement, there has been great progress in completing many of the necessary applications and filings associated with obtaining these required approvals. The purpose of our note today is to update you on the progress made to date and give you some insight into what’s ahead:

Federal and International Regulatory filings

* Federal Communications Commission (FCC) application – A Domestic 214 Application for Transfer of Control and an International 214 Application for Transfer of Control were filed with the FCC on Monday, December 12, along with applications to transfer various submarine cable landing, earth station and wireless licenses. Any business that plans to provide U.S. common-carrier service must obtain prior FCC approval.

* Hart-Scott-Rodino Act (HSR) filing – An HSR Form was filed on Monday, December 12. HSR is a federal pre-merger notification program under which companies involved in large mergers and acquisitions must provide the Federal Trade Commission and the Department of Justice certain information about the proposed merger or acquisition for their review. This process is designed to ensure that the agencies have the information and time needed to review any competitive impact of a proposed merger or acquisition.

* Form S-4 filing – A preliminary joint proxy statement/prospectus (aka Proxy Statement) was filed with the Securities and Exchange Commission (SEC) on Thursday, December 15. Once finalized and cleared by the SEC, the Proxy Statement will be mailed to CenturyLink and Level 3 shareholders, respectively, notifying them of the date and time of each company’s respective meeting for shareholders to vote on the proposed transaction. The Proxy Statement provides shareholders detailed information regarding the proposed merger for their review prior to voting on the transaction.

State filings

* We expect to file the necessary applications, forms or notifications as outlined below in the states where required prior to closing.

*	Pennsylvania was filed yesterday, December 15.
*	New Jersey and Nebraska were filed today, December 16.
*	Anticipate filing in Minnesota and Utah on December 16.
*	Plan to file in Alaska, Hawaii and Nevada before December 31.
*	Expect to file in the remaining states where required on or before January 31.

Communications

* We are in the final stages of developing an external website designed to host merger-related information where customers and other interested parties can track the merger progress and other important news. We expect the site to be up and running in the next couple of weeks.

* Once the site is ready, we’ll let you know. Thank you,

Integration Management Office

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “anticipates,” “believes,” “expects,” “projects,” “plans,” “intends,” “may,” “should,” “could,” “seeks” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. These forward-looking statements, and the assumptions upon which they are based, (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties. Actual events and results may differ materially from those anticipated, estimated, projected or implied in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals for the combination from regulatory agencies free of conditions materially adverse to the parties and from their respective shareholders; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs, difficulties or disruptions related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in CenturyLink’s or the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; changes in the operating plans, capital allocation plans or corporate strategies of the combined company, whether based on changes in market conditions, changes in the cash flows or financial position of the combined company, or otherwise; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Due to these risks and uncertainties, there can be no assurance that the proposed combination or any other transaction described above will in fact be completed in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed combination or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events, changed events or otherwise.

Additional Information

In connection with the proposed combination, on December 15, 2016, CenturyLink and Level 3 filed a registration statement on Form S-4 with the SEC that includes a preliminary prospectus and also constitutes a joint preliminary proxy statement. The registration statement on Form S-4, which is not final and may be amended, has not been declared effective by the SEC and the definitive joint proxy statement/prospectus is not currently available. CenturyLink and Level 3 will deliver the definitive joint proxy statement/prospectus to their respective shareholders when it is available. INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain the preliminary joint proxy statement/prospectus (and the definitive joint proxy statement/prospectus, when it becomes available) and the filings that are incorporated by reference in the preliminary joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov. You may also obtain these documents free of charge by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.

Participants in the Solicitation

The respective directors and executive officers of CenturyLink and Level 3 and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 5, 2016, and information regarding Level 3’s directors and executive officers is available in its proxy statement filed with the SEC by Level 3 on April 7, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is the property of CenturyLink and may contain confidential or privileged information. Unauthorized use of this communication is strictly prohibited and may be unlawful. If you have received this communication in error, please immediately notify the sender by reply e-mail and destroy all copies of the communication and any attachments.